EXHIBIT 21.1
SUBSIDIARIES OF
WHITE ELECTRONIC DESIGNS CORPORATION

Name of Subsidiary	Domicile
Panelview, Incorporated	Oregon

IDS Acquisition Corporation (1)	Arizona

Electronic Designs, Inc.	Delaware

Bowmar/A.L.I., Inc.	Massachusetts

Graymor Coatings, Incorporated (2)	Oregon

(1)	IDS Acquisition Corporation is a direct subsidiary of White Electronic Designs Corporation.

(2)	Graymor Coatings, Incorporated is a direct subsidiary of Panelview, Incorporated.